As filed with the Securities and Exchange Commission on August 13, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ALCOA INC.

(Exact name of registrant as specified in its charter)

Pennsylvania	25-0317820
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

201 Isabella Street

Pittsburgh, Pennsylvania 15212-5858

(412) 553-4545

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Lawrence R. Purtell

Executive Vice President and General Counsel

390 Park Avenue

New York, New York 10022-4608

(212) 836-2650

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [    ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [    ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [    ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [    ]

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee

Alcoa Inc. Common Stock, $1.00 par value per share	17,773,540 shares	$26.485	$470,732,207	$38,082.24

(1)	Pursuant to Rule 416(a) under the Securities Act of 1933, as amended, this Registration Statement also covers such additional shares as may be offered by reason of stock splits, stock dividends or similar transactions.

(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices per share of the Registrant’s common stock as reported on the New York Stock Exchange on August 7, 2003.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said

Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION

DATED AUGUST 13, 2003

Prospectus

17,773,540 shares

Alcoa Inc.

Common Stock

This prospectus relates to the offering for resale of up to 17,773,540 shares of common stock, $1.00 par value per share, of Alcoa Inc. from time to time by the selling shareholders named in this prospectus. The selling shareholders will receive all of the proceeds from any sales. Alcoa will not receive any of the proceeds.

The selling shareholders may sell the shares at various times and in various types of transactions, including sales in the open market, sales in negotiated transactions and sales by a combination of these methods. Shares may be sold at prevailing market prices, at prices related to prevailing market prices, at negotiated prices or at fixed prices. See “Selling Shareholders” and “Plan of Distribution.”

Alcoa’s common stock is listed on the New York Stock Exchange under the symbol “AA.” On August 12, 2003, the closing price of our common stock on the New York Stock Exchange was $27.10 per share.

The mailing address of our principal executive offices is 201 Isabella Street, Pittsburgh, Pennsylvania 15212-5858. The telephone number is (412) 553-4545.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is             , 2003.

ALCOA INC.

Formed in 1888 under the laws of the Commonwealth of Pennsylvania, Alcoa has its principal office in Pittsburgh, Pennsylvania. As used in this prospectus, “Alcoa” means Alcoa and its consolidated subsidiaries unless the context otherwise requires.

Alcoa is the world’s leading producer of primary aluminum, fabricated aluminum and alumina, and is active in all major aspects of the industry: technology, mining, refining, smelting, fabricating and recycling. Alcoa serves the aerospace, automotive, packaging, building and construction, commercial transportation and industrial markets. Aluminum and alumina represent approximately two-thirds of Alcoa’s revenues, and the price of aluminum influences the operating results of Alcoa. Nonaluminum products include precision castings, industrial fasteners, vinyl siding, consumer products, food service and flexible packaging products, plastic closures, fiber optic cables, and electrical distribution systems for cars and trucks.

Alcoa’s operations consist of five worldwide segments: Alumina and Chemicals, Primary Metals, Flat-Rolled Products, Engineered Products and Packaging and Consumer. Alcoa businesses that are not reported to management as part of one of these five segments are aggregated and reported as “Other.”

Alumina and Chemicals—This segment consists of Alcoa’s worldwide alumina and chemicals system that includes the mining of bauxite, which is then refined into alumina. Alumina is sold directly to internal and external smelter customers worldwide or is processed into industrial chemical products.

Primary Metals—This segment consists of Alcoa’s worldwide smelter system. Primary Metals receives alumina primarily from the Alumina and Chemicals segment and produces aluminum ingot to be used by Alcoa’s fabricating businesses, as well as sold to external customers, aluminum traders, and commodity markets. Results from the sale of aluminum powder, scrap and excess power are also included in this segment, as well as the results from aluminum derivative contracts.

Flat-Rolled Products—This segment’s principal business is the production and sale of aluminum plate, sheet and foil. This segment includes rigid container sheet, which is used to produce aluminum beverage cans, and sheet and plate used in the transportation and distributor markets.

Engineered Products—This segment includes hard- and soft-alloy extrusions, including architectural extrusions, super-alloy castings, steel and aluminum fasteners, aluminum forgings, and wheels. These products serve the transportation, building and construction, and distributor markets.

Packaging and Consumer—This segment includes consumer products, foodservice, flexible packaging, and packaging graphics design, as well as closures and packaging machinery. The principal products in this segment include aluminum foil; plastic wraps and bags; metal and plastic beverage and food closures; flexible packaging; prepress services; and thermoformed plastic containers and extruded plastic sheet and film. Consumer products are marketed under brands including Reynolds Wrap®, Diamond®, Baco®, and Cut-Rite® wax paper.

Other—This group includes other Alcoa businesses that are not included in the segments previously mentioned. This group includes Alcoa Fujikura Ltd., which produces electrical components for the automotive industry and fiber-optic cable and provides services for the telecommunications industry; the residential building products operations, Alcoa Home Exteriors (formerly Alcoa Building Products); automotive parts businesses; Thiokol, a producer of solid rocket propulsion systems (Thiokol was sold in April 2001.); and Reynolds’ metal distribution business, RASCO. (In November 2001, the net assets of RASCO were contributed to a joint venture, Integris Metals, Inc., in which Alcoa retains a 50% equity interest.)

Alcoa is a global company operating in 40 countries. The principal executive offices of Alcoa are located at 201 Isabella Street, Pittsburgh, Pennsylvania 15212-5858 (telephone: (412) 553-4545).

Recent Developments

On August 1, 2003, Alcoa completed the acquisition of the approximately 41% shareholding in Alcoa Alumínio S.A. (“Alcoa Alumínio”) and Alcoa Latin American Holdings Corporation (“ALAHC”) held by affiliates of Camargo Corrêa S.A. (“Camargo Corrêa”), a leading contractor and industrial conglomerate in Brazil (Camargo Corrêa and its affiliates collectively, the “Camargo Group”). Before the acquisition, Alcoa had owned approximately 59% of these South American operations. Alcoa and a wholly-owned subsidiary exchanged 17,773,540 shares of Alcoa common stock for all of the shares of common stock in Alcoa Alumínio and ALAHC held by the Camargo Group (the “Share Exchange”). Additional cash consideration tied to future performance of Alcoa Alumínio and ALAHC over the next five years may be payable by Alcoa under earn-out and guaranteed minimum payment formulas, but such additional consideration will be limited by notional dividends on and appreciation in the market price of Alcoa’s common stock during the same period. In connection with the Share Exchange, Alcoa agreed to register the resale of the 17,773,540 shares of Alcoa common stock by the selling shareholders. See “Selling Shareholders” and “Plan of Distribution.”

WHERE YOU CAN FIND MORE INFORMATION

Alcoa files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Its SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document Alcoa files with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also inspect and copy reports and other information about Alcoa at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Alcoa has filed a registration statement on Form S-3 with the SEC under the Securities Act of 1933, as amended (the “Securities Act”), that registers the resale by the selling shareholders of the shares offered by this prospectus. As permitted by the rules and regulations of the SEC, this prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about Alcoa and its common stock.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows Alcoa to “incorporate by reference” in this prospectus the information in the documents that it files with the SEC, which means that Alcoa can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information in documents that Alcoa files later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus. Alcoa incorporates by reference in this prospectus the documents listed below and any future filings that it may make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) until the completion of the offering of the securities described in this prospectus, except that Alcoa is not incorporating by reference any information that is not deemed to be filed under those sections.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

•	Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2003 and June 30, 2003; and

•	Current Reports on Form 8-K filed on May 6, 2003 and August 1, 2003.

Alcoa will furnish without charge to you, upon written or oral request, a copy of any or all of the documents described above, except for exhibits to those documents, unless the exhibits are specifically incorporated by reference into those documents. Requests for copies should be addressed to:

Alcoa Inc.

Attention: Investor Relations

390 Park Avenue

New York, New York 10022-4608

Telephone: (212) 836-2674

You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. Alcoa has not authorized anyone to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. The shares of common stock are not being offered in any jurisdiction where the offer or sale is not permitted. This Prospectus is dated                     , 2003. You should not assume that the information in this prospectus is accurate as of any date other than that date. Alcoa’s business, financial condition, results of operations and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus include certain statements that may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by their use of words like “anticipates,” “believes,” “estimates,” “expects,” “hopes,” “should,” “targets,” “will,” “will likely,” “forecast,” “outlook,” “projects” and similar expressions, as they relate to Alcoa or the management of Alcoa. All statements that address expectations or projections about the future, including statements about Alcoa’s strategy for growth, cost reduction goals, expenditures and financial results, are forward-looking statements. Such statements reflect the views of Alcoa with respect to future events, the outcome of which is subject to certain risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of Alcoa may vary materially from those expressed or implied in the forward-looking statements. Alcoa disclaims any intention or obligation (other than as required by law) to update or revise any forward-looking statements.

In addition to the factors discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations in Alcoa’s Form 10-K for the fiscal year ended December 31, 2002 and its Form 10-Q’s for the fiscal quarters ended March 31, 2003 and June 30, 2003, the following are some of the important factors that could cause Alcoa’s actual results, performance or achievements to differ materially from those projected in any forward-looking statements:

•	Alcoa is a leading global producer of alumina, aluminum ingot and aluminum fabricated products. The aluminum industry is highly cyclical, with prices subject to worldwide market forces of supply and demand and other influences. Prices can be volatile. Although Alcoa uses contractual arrangements with customers, as well as forward, futures and options contracts, to manage its exposure to the volatility of London Metal Exchange-based prices, and is product and segment diversified, Alcoa’s results of operations could be affected by material adverse changes in economic or aluminum industry conditions generally or in the markets served by Alcoa, including the transportation, building, construction, distribution, packaging, industrial gas turbine, telecommunications and other markets.

•	Alcoa consumes substantial amounts of energy in its operations. Although Alcoa generally expects to meet the energy requirements for its alumina refineries and primary aluminum smelters from internal sources or from long-term contracts, the following could affect Alcoa’s results of operations:

o    significant increases in electricity costs rendering smelter operations uneconomic;

o    the unavailability of electrical power due to droughts;

o    interruptions in energy supply due to equipment failure or other causes; or

o    the inability to extend contracts upon expiration on economical terms.

•	Alcoa’s ability to grow earnings will be affected by increases in the cost of raw materials, including caustic soda, calcined petroleum coke and resins, in addition to energy. Alcoa may not be able to offset fully the effects of higher raw material costs through price increases or productivity improvements.

•	As part of its strategy for growth, Alcoa has made and may continue to make acquisitions and divestitures and form strategic alliances. There can be no assurance that these will be completed or beneficial to Alcoa.

•	Alcoa has investments and activities in numerous countries outside the U.S. and in emerging markets, including China, Brazil, India, Korea and Mexico. Changes in the laws or governmental policies in the countries in which Alcoa operates could affect its business in such countries and Alcoa’s results of operations. In addition, economic factors, including inflation and fluctuations in foreign currency exchange rates and interest rates, and competitive factors in the countries could affect Alcoa’s revenues, expenses and results of operations.

•	The markets for most aluminum products are highly competitive. In addition, aluminum competes with other materials, such as steel, plastics and glass, among others, for various applications in Alcoa’s key markets. The willingness of customers to accept substitutions for the products sold by Alcoa, the ability of large customers to exert leverage in the marketplace to affect the pricing for fabricated aluminum products or other developments by or affecting Alcoa’s competitors or customers could affect Alcoa’s results of operations.

•	A significant downturn in the business or financial condition of a key customer or customers supplied by Alcoa could affect Alcoa’s results of operations in a particular period.

•	Alcoa has undertaken and may continue to undertake productivity and cost-reduction initiatives to improve performance, including deployment of company-wide business process models, such as the Alcoa Business System and the Alcoa Enterprise Business Solution, an initiative designed to build a common global infrastructure across Alcoa for data, processes and supporting software. There can be no assurance that these initiatives will be completed or beneficial to Alcoa or that any estimated cost savings from such activities will be realized.

•	Alcoa is working on new developments in advanced smelting process technologies, including inert anode technology. There can be no assurance that such technologies will be commercially feasible or beneficial to Alcoa.

•	Alcoa’s operations worldwide are subject to numerous complex and increasingly stringent environmental laws and regulations. The costs of complying with such environmental laws and regulations, including participation in assessments and cleanups of sites, as well as internal voluntary programs, are significant and will continue to be so for the foreseeable future. Alcoa’s results of operations or liquidity in a particular period could be affected by certain environmental matters, including remediation costs and damages related to several sites.

•	Alcoa’s results of operations or liquidity in a particular period could be affected by significant legal proceedings or investigations adverse to Alcoa, including product liability, safety and health and other claims.

•	Alcoa’s estimates of liabilities and expenses for pensions and other postretirement benefits incorporate significant assumptions including the rate used to discount the future estimated liability, the long-term rate of return on plan assets and several assumptions relating to the employee workforce (salary increases, medical costs, retirement age and mortality). Alcoa’s results of operations, liquidity or shareholders’ equity in a particular period could be affected by a decline in the rate of return on plan assets, the rate used to discount the future estimated liability or changes in employee workforce assumptions.

•	Alcoa has projected a likely range of proceeds from the divestiture of the businesses and operations announced in the fourth quarter of 2002. There can be no assurance that Alcoa will realize the projected amount of proceeds from such divestitures.

•	War or terrorist activities may increase the cost of doing business or otherwise impact Alcoa’s financial performance.

The above list of important factors is not all-inclusive or necessarily in order of importance.

USE OF PROCEEDS

All shares of common stock offered by this prospectus will be sold by the selling shareholders. Alcoa will not receive any of the proceeds from such sales.

DESCRIPTION OF COMMON STOCK

Alcoa’s common stock is registered under the Exchange Act and listed on the New York Stock Exchange. The following description of the common stock contains summaries of, and is subject to the detailed provisions of, Alcoa’s Articles of Incorporation and By-Laws and to the relevant provisions of the Pennsylvania Business Corporation Law (“PBCL”).

Alcoa is authorized to issue 1,800,000,000 shares of common stock, par value $1.00 per share. As of August 4, 2003, there were 864,339,241 shares of Alcoa common stock outstanding. In addition, as of the same date, there were 60,235,297 shares of Alcoa common stock issued and held in Alcoa’s treasury, and 105,469,823 shares of Alcoa common stock reserved for issuance under various incentive plans.

Dividend Rights

Holders of Alcoa common stock will receive dividends when and as declared by Alcoa’s board of directors. However, no dividend will be declared or paid on the common stock if any Alcoa preferred stock is outstanding, unless all dividends accrued on all classes of Alcoa preferred stock and the current quarter yearly dividend on Alcoa’s $3.75 Cumulative Serial Preferred Stock have been paid or declared and a sum sufficient for payment has been set apart.

Voting Rights

Holders of Alcoa common stock have one vote per share.

Liquidation Rights

Upon any liquidation, dissolution or winding up of Alcoa, whether voluntary or involuntary, after payments to holders of Alcoa preferred stock in an amount determined by the board of directors of Alcoa, plus any accrued dividends, Alcoa’s remaining assets will belong to and will be divided among the holders of Alcoa common stock. Under Alcoa’s Articles of Incorporation, neither the consolidation or merger of Alcoa with or into one or more corporations or any share exchange or division involving Alcoa under applicable law will be deemed a liquidation, dissolution or winding up of Alcoa.

Preemptive or Other Subscription Rights

Holders of Alcoa common stock have no preemptive right to subscribe for any securities of Alcoa.

Conversion and Other Rights

No conversion, redemption or sinking fund provisions apply to Alcoa common stock, and Alcoa common stock is not liable to further call or assessment by Alcoa. All issued and outstanding shares of Alcoa common stock are fully paid and non-assessable.

Other Matters

Alcoa’s Articles of Incorporation provide for the following:

•	a classified board of directors with staggered three-year terms;

•	special shareholder voting requirements to remove directors; and

•	certain procedures relating to the nomination of directors, filling of vacancies and the vote required to amend or repeal any of these provisions.

Alcoa’s Articles of Incorporation also prohibit Alcoa’s payment of “green-mail,” that is, payment of a premium in purchasing shares of its common stock from a present or recent holder of 5% or more of the common stock, except with the approval of a majority of the disinterested shareholders. This provision and the classified board provision may be amended or repealed only with the affirmative vote of at least 80% of the common stock. In addition, the Articles of Incorporation limit or eliminate to the fullest extent permitted by Pennsylvania law, as from time to time in effect, the personal liability of Alcoa’s directors for monetary damages, and authorize Alcoa, except as prohibited by law, to indemnify directors, officers, employees and others against liabilities and expenses incurred by them in connection with the performance of their duties to Alcoa. The classified board article provision and the anti-“greenmail” provision may have certain anti-takeover effects.

Alcoa is governed by certain “anti-takeover” provisions in the PBCL. Chapter 25 of the PBCL contains several anti-takeover provisions that apply to registered corporations such as Alcoa. Section 2538 of the PBCL requires shareholder approval for certain transactions between a registered corporation and an interested shareholder (generally, a shareholder who owns 20% of the stock entitled to vote in an election of directors). Section 2538 applies if an interested shareholder (together with anyone acting jointly with such shareholder and any affiliates of such shareholder):

•	is to be a party to a merger or consolidation, a share exchange or certain sales of assets involving such corporation or one of its subsidiaries;

•	is to receive a disproportionate amount of any of the securities of any corporation which survives or results from a division of the corporation;

•	is to be treated differently from others holding shares of the same class in a voluntary dissolution of such corporation; or

•	is to have his or her percentage of voting or economic share interest in such corporation materially increased relative to substantially all other shareholders in a reclassification.

In such a case, the proposed transaction must be approved by the affirmative vote of the holders of shares representing at least a majority of the votes that all shareholders are entitled to cast with respect to such transaction. Shares held by the interested shareholder are not included in calculating the number of shares entitled to be cast, and the interested shareholder is not entitled to vote on the transaction. This special voting requirement does not apply if the proposed transaction has been approved in a prescribed manner by the corporation’s board of directors or if certain other conditions, including the amount of consideration to be paid to certain shareholders, are satisfied or the transaction involves certain subsidiaries.

Section 2555 of the PBCL may also apply to a transaction between a registered corporation and an interested shareholder, even if Section 2538 also applies. Section 2555 prohibits a corporation from engaging in a business combination with an interested shareholder unless one of the following conditions is met:

•	the board of directors has previously approved either the proposed transaction or the interested shareholder’s acquisition of shares;

•	the interested shareholder owns at least 80% of the stock entitled to vote in an election of directors and, no earlier than three months after the interested shareholder reaches the 80% level,

o    the majority of the remaining shareholders approve the proposed transaction;

o    shareholders receive a minimum “fair price” for their shares in the transaction; and

o    the other conditions of Section 2556 of the PBCL are met;

•	holders of all outstanding common stock approve the transaction;

•	no earlier than 5 years after the interested shareholder acquired the 20%, a majority of the remaining shares entitled to vote in an election of directors approve the transaction; or

•	no earlier than 5 years after the interested shareholder acquired the 20%, a majority of all the shares approve the transaction, all shareholders receive a minimum fair price for their shares, and certain other conditions are met.

Under the PBCL, a person or group of persons acting in concert who hold 20% of the shares of a registered corporation entitled to vote in the election of directors constitutes a control group. On the occurrence of the transaction that makes the group a control group, any other shareholder of the registered corporation who objects can, under procedures set forth under the PBCL, require the control group to purchase his or her shares at “fair value,” as defined in the PBCL.

The PBCL also contains certain provisions applicable to a registered corporation such as Alcoa which, under certain circumstances, permit a corporation to:

•	redeem “control shares,” as defined in the PBCL;

•	remove the voting rights of control shares; and

•	require the disgorgement of profits by a “controlling person,” as defined in the PBCL.

The transfer agent and registrar for Alcoa common stock is Equiserve Trust Company, N.A.

SELLING SHAREHOLDERS

The selling shareholders acquired the shares of Alcoa common stock offered by this prospectus in a private placement pursuant to the Share Exchange under a principal agreement dated as of July 25, 2003 among Alcoa, Camargo Corrêa and others, filed as an exhibit to the registration statement of which this prospectus is a part. See “Alcoa Inc.—Recent Developments.” The selling shareholders, Allpar Limited (“Allpar”) and Trelawney Inc. (“Trelawney”), are wholly-owned direct or indirect subsidiaries of Camargo Corrêa. As used in this prospectus, “selling shareholders” includes the donees, assignees, pledgees and other transferees who may later hold the selling shareholders’ respective interests in the shares of Alcoa common stock acquired in the Share Exchange and who have the benefits of a registration rights agreement with Alcoa dated as of July 25, 2003, filed as an exhibit to the registration statement of which this prospectus is a part.

The following table provides information regarding the beneficial ownership of Alcoa’s common stock by the selling shareholders as of August 12, 2003 and the number of shares to be offered by them pursuant to this prospectus from time to time. The information in the table has been provided by the selling shareholders. Information about the selling shareholders may change over time. Alcoa cannot estimate the number of shares of Alcoa common stock that will be held by the selling shareholders upon the termination of the offering since it is possible that they may not sell any or all of the shares covered by this prospectus or may acquire or dispose of shares of Alcoa common stock not included in this prospectus.

Name of Selling Shareholder	Number of Shares Beneficially Owned Prior to the Offering	Number of Shares Being Offered
Allpar Limited (1)	10,366,471(2)	10,366,471(2)
Trelawney Inc. (3)	7,407,069(4)	7,407,069(4)

(1)	Allpar is a wholly owned subsidiary of Construções e Comércio Camargo Corrêa S.A., which in turn is a wholly owned subsidiary of Camargo Corrêa S.A., which in turn is a majority owned subsidiary of Participações Morro Vermelho S.A. Participações Morro Vermelho S.A. is owned, directly and indirectly, in equal proportions by three descendants of the founder of the Camargo Group.

(2)	Represents 1.2% of Alcoa’s outstanding common stock as of August 4, 2003.

(3)	Trelawney is a wholly owned subsidiary of International Engineering Holding Ltd., which in turn is a wholly owned subsidiary of Camargo Corrêa S.A., which in turn is a majority owned subsidiary of Participações Morro Vermelho S.A. Participações Morro Vermelho S.A. is owned, directly and indirectly, in equal proportions by three descendants of the founder of the Camargo Group.

(4)	Represents 0.9% of Alcoa’s outstanding common stock as of August 4, 2003.

Relationship with Alcoa

The Camargo Group became the principal minority shareholder of Alcoa Alumínio in 1984. Immediately before the Share Exchange, Allpar owned approximately 29% of the common stock of Alcoa Alumínio and Trelawney owned approximately 12% of the common stock of Alcoa Alumínio and approximately 41% of the common stock of ALAHC. The aggregate ownership of Allpar and Trelawney in each of Alcoa Alumínio and ALAHC was approximately 41%. Over the years, senior Alcoa executives had ongoing contacts with the Camargo Group and met annually with representatives of the Camargo Group to review Alcoa Alumínio results, issues, plans for the future and strategic direction. Alcoa and/or one or more of its subsidiaries were also parties to shareholder agreements with the Camargo Group relating to Alcoa Alumínio and ALAHC. In connection with the Share Exchange, the shareholder agreements were terminated and Camargo Group representatives serving as directors and/or executive council members of the council of administration of Alcoa Alumínio resigned their positions. During the five-year earn-out payment period after the closing of the Share Exchange (until December 31, 2007), Alcoa has agreed that the

Camargo Group may have a non-voting observer attend meetings of the board of directors of Alcoa Alumínio for so long as such body is maintained and retains its current scope of authority. Alcoa has reserved the right to change or eliminate such body, but if the board of directors is replaced by a consulting board or other body having similar functions, the Camargo Group will be entitled to have an observer attend the meetings of such board or other body. Unless Alcoa and the Camargo Group agree otherwise, the Camargo Group’s observer will continue to be provided with, with respect to the period covered by the earn-out period, certain Alcoa Latin America financial information specified in the principal agreement, prepared and circulated monthly, and a reconciliation between certain financial statements and certain numbers included in the calculation of the earn-out (whether or not provided to the board of directors, consulting board or other similar body), as specified in the principal agreement. If the board of directors is eliminated without being replaced by a consulting board or other body having similar functions, the Camargo Group’s observer will be provided with, with respect to the period covered by the earn-out period, and in addition to the documents required in the previous sentence, reports prepared by each business unit for review and discussion with the Alcoa senior executives as part of the quarterly review process and access on a bi-monthly basis to the Alcoa Alumìnio chief financial officer. In any event, the observer will not participate in management or in the formulation, determination or direction of basic business decisions but will receive as to content and timing the same information and material relating to the business of Alcoa Alumínio as is provided to the other members of such board or body during such five-year period.

In addition to the above-described relationships, Alcoa has worked and is continuing to work with the Camargo Group on hydroelectric and other projects in Brazil and throughout South America.

PLAN OF DISTRIBUTION

Alcoa is registering the resale of the shares of common stock acquired by the selling shareholders in the Share Exchange. See “Alcoa Inc.—Recent Developments” and “Selling Shareholders.” Alcoa will not receive any of the proceeds from the sale of the shares by the selling shareholders.

Under the principal agreement and the registration rights agreement, Alcoa agreed to register the resale of the shares by the selling shareholders. Alcoa agreed to use its reasonable best efforts to cause the registration statement of which this prospectus is a part to remain effective for the sale of the shares for a period of two years after August 1, 2003, or such shorter period as will terminate when all of the shares have been disposed of by the selling shareholders or may be disposed of without regard to the volume limitations imposed under Rule 144 under the Securities Act (but in any event not before the expiration of any longer period required under the Securities Act). Alcoa will pay all costs and expenses incidental to the registration of the shares, except that the selling shareholders will pay underwriting discounts and commissions and transfer taxes, if any, attributable to the sale of the shares and all fees and expenses of the selling shareholders’ counsel. Alcoa also agreed to indemnify each of the selling shareholders, each underwriter of any underwritten transaction and their respective officers, directors and affiliates for certain liabilities, including liabilities under the Securities Act.

Subject to the transfer restrictions and right of first refusal of Alcoa under the principal agreement (see “Plan of Distribution—Transfer Restrictions and Right of First Refusal” below), the selling shareholders may sell the common stock offered by this prospectus in one or more of the following ways at various times:

•	on the New York Stock Exchange or any other national securities exchange on which Alcoa common stock is traded;

•	in the over-the-counter market;

•	in privately-negotiated transactions; or

•	in a combination of such methods of sale.

The selling shareholders may sell their shares at:

•	market prices prevailing at the time of the sale;

•	prices related to the then current market price;

•	negotiated prices; or

•	fixed prices.

In addition to selling the shares under this prospectus, the selling shareholders may:

•	sell the shares under Rule 144 of the Securities Act rather than under this prospectus, if the transaction meets the requirements of Rule 144; or

•	transfer the shares in other ways not involving market makers or established trading markets, including directly by gift, distribution or other transfer; or

•	sell the shares by any other legally available means.

The selling shareholders may offer and sell their shares in any manner permitted by law, including through underwriters, brokers, dealers or agents, and directly to purchasers. The shares of common stock may also be sold in the following types of transactions:

•	sales to underwriters who will acquire the shares for their own account and resell them in one or more transactions at fixed prices or at varying prices determined at the time of sale;

•	block transactions in which the broker or dealer engaged will attempt to sell the shares as an agent but may position and resell a portion of the block as a principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its account;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers;

•	an exchange distribution in accordance with the rules of any such exchange;

•	transactions between sellers and purchasers without a broker-dealer;

•	sales directly to institutional investors; or

•	sales through agents to the public or to institutional investors.

In effecting sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate in the resales.

In connection with the distribution of the shares, a selling shareholder may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling shareholder. A selling shareholder may also sell the shares short and redeliver the shares to close out the short positions. A selling shareholder may also enter into option or other transactions with broker-dealers, which require the delivery of the shares to the broker-dealer or an affiliate thereof. A selling shareholder may also loan or pledge the shares to a financial institution, broker-dealer or an affiliate thereof, who may sell the loaned shares or upon a default in the case of a pledge, sell the pledged shares. In addition to the foregoing, a selling shareholder may enter into, from time to time, other types of hedging transactions.

Certain persons participating in the distribution of the shares of common stock may engage in transactions that stabilize the price of the common stock. Under the rules and regulations under the Exchange Act, any person engaged in a distribution of the shares offered pursuant to this prospectus may be limited in its ability to engage in market activities with respect to those shares. The selling shareholders will be subject to the provisions of the Exchange Act and the rules and regulations under the Exchange Act, including Regulation M. Those rules and regulations may limit the timing of purchases and sales of any shares offered by the selling shareholders pursuant to this prospectus.

Brokers, dealers or agents may receive compensation in the form of commissions, underwriting discounts or concessions from the selling shareholders and/or the purchasers in amounts to be negotiated in connection with the sale. The selling shareholders and any brokers or dealers or agents and any other participating brokers or dealers may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission, discount or concession, and any profit on the sale of the shares by the selling shareholders, may be deemed to be underwriting discounts or commissions under the Securities Act. The selling shareholders may also agree to indemnify any underwriter, broker-dealer or agent against certain liabilities related to the selling of the shares, including liabilities arising under the Securities Act.

Alcoa has not been advised by the selling shareholders of any selling arrangement as of the date of this prospectus between any selling shareholder and any underwriter, broker-dealer or agent.

At the time a particular offering of shares is made, to the extent required under the Securities Act, a prospectus supplement will be distributed, which will set forth the number of shares being offered and the terms of the offering, including the names of any underwriters, any discounts, commissions and other items constituting compensation to the underwriters, broker-dealers or agents, the public offering price and any discounts, commissions or concessions allowed or paid by underwriters to dealers.

Transfer Restrictions and Right of First Refusal

The following summary of certain provisions of the principal agreement relating to the Share Exchange is not meant to be complete. For more information, you should refer to the full text of the principal agreement filed as an exhibit to the registration statement of which this prospectus is a part, including the definitions of terms used and not defined in this prospectus.

Agreed Volume Limitation. Under the principal agreement, the Camargo Group and its affiliates may not, before June 1, 2008, effect any sale, assignment, pledge, transfer or other disposition (each, a “Transfer”), other than exempt Transfers as described below, of the shares of Alcoa common stock acquired in the Share Exchange in excess of the following agreed volume limitation:

•	from August 1, 2003 until August 1, 2005, 900,000 shares per day; and

•	from August 1, 2005 until June 1, 2008, the greater of:

o	an amount of shares per day equal to 30% of the average daily trading volume of Alcoa common stock on the New York Stock Exchange during the 30 day period before the applicable day; and

o	900,000 shares per day.

If there is a change in the number of outstanding shares of Alcoa common stock as a result of a stock split, reverse stock split or similar Alcoa corporate action, the number 900,000 will be adjusted so as to maintain the relationship between such number and the number of outstanding shares of Alcoa common stock immediately before such action.

The agreed volume limitation also applies to the sale of shares of Alcoa common stock by a hedging counterparty to establish its net initial hedge position with respect to a forward sale or other derivative transaction between the Camargo Group or its affiliates and such hedging counterparty involving shares of Alcoa common stock acquired in the Share Exchange (a “Monetization Arrangement”). As used in this prospectus, “initial hedge” means, with respect to any Monetization Arrangement, the sale of shares of Alcoa common stock by a hedging counterparty to establish its net initial hedge position with respect to such Monetization Arrangement in an amount not exceeding the aggregate number of shares of Alcoa common stock underlying such Monetization Arrangement multiplied by the initial delta (as determined by the hedging counterparty in a commercially reasonable manner) for such Monetization Arrangement. For the avoidance of doubt, the initial hedge will not include any sales of shares of Alcoa common stock made to dynamically adjust the hedging counterparty’s net initial hedge position with respect to any Monetization Arrangement.

Right of First Refusal of Alcoa. Under the principal agreement, Alcoa has a right of first refusal in connection with:

•	any Transfer of the shares of Alcoa common stock acquired in the Share Exchange by the Camargo Group or its affiliates that occurs on or before June 1, 2008, other than exempt Transfers as described below; and

•	any Transfer of Alcoa common stock occurring on or before June 1, 2008 that is made by a hedging counterparty to establish its net initial hedge position with respect to a Monetization Arrangement.

The purchase price for any shares of Alcoa common stock purchased by Alcoa in the exercise of its right of first refusal will equal the volume weighted average of the sales prices per share of Alcoa common stock on the New York Stock Exchange on the trading day on which the Camargo Group’s proposed sale notice becomes effective pursuant to the terms of the principal agreement, if Alcoa’s exercise notice is delivered to the Camargo Group at or before 1:00 p.m., New York City time, on such day, and otherwise on the subsequent trading day. The Camargo Group must also specify a minimum price per share at which the Camargo Group is willing to Transfer the shares, and a sale of the shares will not be consummated if the applicable price described in the foregoing sentence is below such minimum price. Such minimum price will be no greater than the closing price per share of Alcoa common stock on the New York Stock Exchange on the trading day immediately before the trading day on which the Camargo Group delivered its proposed sale notice to Alcoa in accordance with the right of first refusal provisions.

Exempt Transfers. Under the principal agreement, the following Transfers of the shares of Alcoa common stock acquired in the Share Exchange by the Camargo Group and its affiliates are not subject to the agreed volume limitation or right of first refusal of Alcoa described above:

(a)	Transfers to Camargo Corrêa Affiliates—any Transfer of such shares to Camargo Corrêa or any of its affiliates who execute an agreement confirming that any subsequent Transfer of such shares by such Camargo Corrêa affiliate before June 1, 2008 will be subject to the restrictions and obligations set forth in the principal agreement and registration rights agreement;

(b)	Transfers to Alcoa—any Transfer of such shares to Alcoa or any of its affiliates;

(c)	Alcoa Business Combinations—any Transfer of such shares in a tender offer, merger or other Alcoa business combination transaction involving Alcoa common stock;

(d)	Alcoa-Approved Limited Transfers—any Transfer (other than or in relation to a Monetization Arrangement) of such shares to a person (excluding the Camargo Group and its affiliates) who:

o	together with its affiliates, will not own, directly or indirectly, after giving effect to such Transfer, more than 1,800,000 shares of Alcoa common stock; and

o	has been approved by Alcoa. Alcoa will have the right to withhold such approval only for good reason. Good reason means a determination made by Alcoa in good faith and upon a reasonable basis that such exempt Transfer, when considered together with all other prior exempt Transfers, would reasonably be expected to materially adversely affect the market price for Alcoa common stock within a period of 15 trading days from the time that such proposed exempt Transfer would be effected, if approved, or reasonably could result in public sales of Alcoa common stock on a single trading day in excess of the agreed volume limitation described above;

(e)	Alcoa-Agreed Restricted Transfers—any Transfer (other than or in relation to a Monetization Arrangement) of such shares to a person (excluding the Camargo Group and its affiliates) who executes an agreement with Alcoa before such Transfer confirming that any subsequent Transfer by such person or its affiliates that occurs before June 1, 2008 will be subject to the agreed volume limitation and right of first refusal of Alcoa described above. The Camargo Group and its affiliates may not make more than two of these Transfers before June 1, 2008;

(f)	Long Term Alcoa Investor—any Transfer of such shares to a long term Alcoa investor who is an “accredited investor” within the meaning of Rule 501 of Regulation D under the Securities Act and who represents and warrants to Alcoa that:

o	it is acquiring the shares for investment purposes and not with a view to distribution thereof;

o	it has been a beneficial owner of Alcoa common stock at all times during the 180 day period before the date of the proposed Transfer, and is, as of such date, the beneficial owner of at least 1% of Alcoa’s then outstanding common stock;

o	during the 180 day period before the Transfer, it and its affiliates have not sold in the aggregate more than 30% of the number of shares of Alcoa common stock of which it and its affiliates were the beneficial owners as of the beginning of such 180 day period; and

o	it and its affiliates do not have any present intention to sell any of such shares or other shares of Alcoa common stock of which it or its affiliates are the beneficial owners;

(g)	Monetization Arrangements — any Transfer of such shares, directly or indirectly, to a hedging counterparty in connection with a Monetization Arrangement. Before making such Transfer, the Camargo Group or its affiliates must enter into an agreement with such hedging counterparty assuring that:

o	the hedging counterparty will not enter into any Monetization Arrangements with other financial institutions or other persons in connection with establishing its initial hedge;

o	before establishing its initial hedge, the hedging counterparty will grant Alcoa a right of first refusal with respect to the Alcoa common stock to be sold under such initial hedge on the same terms as the right of first refusal of Alcoa described above;

o	the hedging counterparty will not effect any initial hedge Transfers, or any Transfers in relation to the early termination of a Monetization Arrangement, on any day which, when aggregated with (i) all initial hedge Transfers, or any Transfers in relation to the early termination of a Monetization Arrangement, made or to be made on such day by all other hedging counterparties to which a Transfer has been made under this provision and (ii) any Transfers (other than exempt Transfers) made, or to be made, by the Camargo Group or its affiliates on such day, exceed the agreed volume limitation described above;

o	the maturity date of such Monetization Arrangement is such that after taking into account the maturity dates of all other Monetization Arrangements previously effected under this provision, there will not mature on any single day Monetization Arrangements that in the aggregate could result in sales of Alcoa common stock on any day in excess of the agreed volume limitation described above; and

o	the Monetization Arrangement will not mature before August 1, 2004; and

(h)	Pledges—any Transfer (other than or in relation to a Monetization Arrangement) of such shares to a bank or other financial institution as security for a loan or other financing, or upon foreclosure, so long as such bank or financial institution executes an agreement confirming that any subsequent Transfer of such shares by it or its affiliates that occurs before June 1, 2008 will be subject to the agreed volume limitation and right of first refusal of Alcoa described above.

Restrictions on Transferees. Persons who acquire shares of Alcoa common stock from the Camargo Group or its affiliates in exempt Transfers described in clauses (a), (e), (g) and (h) above will, in turn, be subject to the following restrictions under the principal agreement on the subsequent Transfer of such shares before June 1, 2008:

•	if Camargo Corrêa or any of its affiliates obtain the shares in an exempt Transfer under clause (a) above (Transfers to Camargo Corrêa Affiliates), it (and any subsequent affiliate acquiring the shares in an exempt Transfer under such clause) will be subject to the restrictions in the principal agreement, including the agreed volume limitation and right of first refusal of Alcoa described above;

•	if the transferee obtains the shares in an exempt Transfer under clause (e) above (Alcoa-Agreed Restricted Transfers), it (and any subsequent transferee acquiring the shares in an exempt Transfer under such clause) will be subject to the restrictions in the principal agreement, including the agreed volume limitation and right of first refusal of Alcoa described above;

•	if the transferee is a hedging counterparty that obtains the shares in an exempt Transfer under clause (g) above (Monetization Arrangements), the following restrictions will apply:

o	it and its affiliates will be subject to the restrictions in the principal agreement, including the agreed volume limitation and right of first refusal of Alcoa described above, only with respect to initial hedge transfers (but not with respect to other transactions involving Alcoa common stock to manage its exposure under the Monetization Arrangement); and

o	it and its affiliates will be subject to the agreed volume limitation (but not the right of first refusal of Alcoa) described above with respect to sales of the shares of Alcoa common stock acquired in the Share Exchange by the Camargo Group or sales of other Alcoa common stock made at maturity or earlier termination of the Monetization Arrangement; and

•	if the transferee obtains the shares in an exempt Transfer under clause (h) above (Pledges), whether as collateral or upon foreclosure, it (and any subsequent transferee acquiring the shares in an exempt Transfer under such clause) will be subject to the restrictions in the principal agreement, including the agreed volume limitation and right of first refusal of Alcoa described above.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus has been passed upon for Alcoa by Denis A. Demblowski, Assistant General Counsel, of Alcoa. Mr. Demblowski is paid a salary by Alcoa, is a participant in various benefit plans offered by Alcoa to employees of Alcoa generally and beneficially owns, or has rights to acquire, an aggregate of less than 1% of Alcoa’s outstanding common stock.

INDEPENDENT ACCOUNTANTS

The consolidated financial statements and related schedule of Alcoa and its subsidiaries incorporated by reference in Alcoa’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

With respect to the unaudited financial information of Alcoa for the three-month periods ended March 31, 2003 and 2002 and the three-month and six-month periods ended June 30, 2003 and 2002, incorporated by reference in this prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated April 4, 2003 and July 8, 2003, except for Note Q, as to which the date is July 18, 2003, incorporated by reference herein, state that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited financial information because those reports are not “reports” or “parts” of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Securities Act.

PART II.    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses in connection with the offering and distribution of the shares of common stock registered under this registration statement, other than underwriting compensation. Alcoa will pay all of the costs identified below. All such expenses, other than the SEC registration fee, are estimates.

SEC registration fee	$38,082.24
Printing expenses	25,000.00
Accountants’ fees and expenses	20,000.00
Legal fees and expenses	10,000.00
Miscellaneous expenses	5,000.00

Total	$98,082.24

Item 15.    Indemnification of Directors and Officers.

Article V of the By-Laws of Alcoa provides that Alcoa shall indemnify, under specified circumstances, persons who were or are directors, officers or employees of Alcoa or who served or serve other business entities at the request of Alcoa. Under these By-Law provisions, a person who is wholly successful in defending a claim will be indemnified for any reasonable expenses. To the extent a person is not successful in defending a claim, reasonable expenses of the defense and any liability incurred are to be indemnified under these provisions only where independent legal counsel or another disinterested person selected by the board of directors determines that such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of Alcoa, and in addition with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct of such person was unlawful. Any expense incurred with respect to any claim may be advanced by Alcoa if the recipient agrees to repay such amount if it is ultimately determined that such recipient is not to be indemnified pursuant to Article V.

The foregoing By-Law provisions generally parallel Sections 1741 and 1745 of the Pennsylvania Business Corporation Law (“PBCL”). Section 1746 and the By-Laws both also provide that the indemnification provided for therein shall not be deemed exclusive of any other rights to which those seeking indemnification may otherwise be entitled.

Section 1746 of the PBCL and the By-Laws provide for increased indemnification protections for directors, officers and others. Indemnification may be provided by Pennsylvania corporations in any case except where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

Section 1713 of the PBCL also sets forth a framework whereby Pennsylvania corporations, with the approval of the shareholders, may limit the personal liability of directors for monetary damages except where the act or omission giving rise to a claim constitutes self-dealing, willful misconduct or recklessness. The section does not apply to a director’s responsibility or liability under a criminal or tax statute and may not apply to liability under Federal statutes, such as the Federal securities laws.

Alcoa’s Articles of Incorporation and By-Laws were amended by the shareholders to implement the increased protections made available to directors under the PBCL as described in the preceding paragraph. Article VIII of the By-Laws provides that, except as prohibited by law, every director of Alcoa shall be entitled as of right to be indemnified by Alcoa for expenses and any and all liability paid or incurred by such person by reason of such person being or having been a director of Alcoa. Expenses incurred with respect to any claim may be advanced by Alcoa, subject to certain exceptions. The shareholders have also approved a form of indemnity agreement. Alcoa has entered into such an indemnity agreement with each of its current directors.

Alcoa has purchased a three-year liability insurance policy with an aggregate limit of $150 million, with certain specified deductible amounts for liability of directors and officers and reimbursement to Alcoa for indemnification provided to directors and officers. The policy has an expiration date of October 1, 2003 and provides liability insurance and reimbursement coverage for Alcoa, and its directors and officers, which is permitted by the laws of Pennsylvania referred to above.

The Articles of Incorporation provide that except as prohibited by law, Alcoa may indemnify any person who is or was a director, officer, employee or agent of Alcoa or is or was serving at the request of Alcoa as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including, without limitation, any employee benefit plan, and may take such steps as may be deemed appropriate by the board of directors, including purchasing and maintaining insurance, entering into contracts, including, without limitation, contracts of indemnification between Alcoa and its directors and officers, creating a trust fund, granting security interests or using other means, including, without limitation, a letter of credit to ensure the payment of such amounts as may be necessary to effect such indemnification. The By-Laws provide for indemnification of such persons to the fullest extent permitted by law.

The Articles of Incorporation also provide that to the fullest extent that the laws of the Commonwealth of Pennsylvania permit elimination or limitation of the liability of directors, no director of Alcoa shall be personally liable for monetary damages for any action taken, or any failure to take any action.

Under the registration rights agreement relating to the shares of Alcoa common stock registered under this registration statement, each of Alcoa and the selling shareholders have agreed under certain circumstances to indemnify each other, each underwriter of any underwritten transaction, and their respective directors, officers and affiliates for certain liabilities, including liabilities incurred under the Securities Act, in connection with the registration of the shares.

Item 16.    Exhibits.

Exhibit Number	Description

4(a)	Articles of Incorporation of Alcoa, as amended (incorporated by reference to Exhibit 3(a) to Alcoa’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000).

4(b)	By-Laws of Alcoa, as amended (incorporated by reference to Exhibit 3 to Alcoa’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).

4(c)	Form of certificate for shares of Alcoa common stock (incorporated by reference to Exhibit 4(i) to Registration Statement No. 33-49997 on Form S-3).

4(d)	Principal Agreement dated as of July 25, 2003 among Alcoa, Alcoa Luxembourg S.à.r.l., Camargo Corrêa, Allpar and Trelawney.

4(e)	Registration Rights Agreement dated as of July 25, 2003 by and among Alcoa, Camargo Corrêa, Allpar and Trelawney.

5	Opinion of Denis A. Demblowski, Esq., counsel to Alcoa.

15	Independent Accountants’ letter regarding unaudited financial information.

23(a)	Consent of Denis A. Demblowski, Esq., counsel to Alcoa (included in Exhibit 5).

23(b)	Consent of Independent Accountants.

24	Powers of Attorney of certain directors and officers of Alcoa.

Item 17.    Undertakings.

The undersigned Registrant hereby undertakes:

(a)    (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions described in Item 15 above, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Alcoa Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 13, 2003.

ALCOA INC.

By: /S/    ALAIN J. P. BELDA

Name: Alain J. P. Belda

Title:   Chairman of the Board and

            Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ ALAIN J. P. BELDA Alain J. P. Belda	Chairman of the Board and Chief Executive Officer and Director (Principal Executive Officer)	August 13, 2003

* RICHARD B. KELSON Richard B. Kelson	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	August 13, 2003

/S/ CHARLES D. MCLANE, JR. Charles D. McLane, Jr.	Vice President—Corporate Controller (Principal Accounting Officer)	August 13, 2003

* Richard B. Kelson, Executive Vice President and Chief Financial Officer (Principal Financial Officer); and Kathyrn S. Fuller, Carlos Ghosn, Joseph T. Gorman, Judith M. Gueron, Sir Ronald Hampel, John P. Mulroney, Henry B. Schacht, Franklin A. Thomas and Ernesto Zedillo, each as a Director, on August 13, 2003, by William B. Plummer, their attorney-in-fact.

* By: /S/    WILLIAM B. PLUMMER

         William B. Plummer

         Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

4(a)	Articles of Incorporation of Alcoa, as amended (incorporated by reference to Exhibit 3(a) to Alcoa’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000).

4(b)	By-Laws of Alcoa, as amended (incorporated by reference to Exhibit 3 to Alcoa’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).

4(c)	Form of certificate for shares of Alcoa common stock (incorporated by reference to Exhibit 4(i) to Registration Statement No. 33-49997 on Form S-3).

4(d)	Principal Agreement dated as of July 25, 2003 among Alcoa, Alcoa Luxembourg S.à.r.l., Camargo Corrêa, Allpar and Trelawney.

4(e)	Registration Rights Agreement dated as of July 25, 2003 by and among Alcoa, Camargo Corrêa, Allpar and Trelawney.

5	Opinion of Denis A. Demblowski, Esq., counsel to Alcoa.

15	Independent Accountants’ letter regarding unaudited financial information.

23(a)	Consent of Denis A. Demblowski, Esq., counsel to Alcoa (included in Exhibit 5).

23(b)	Consent of Independent Accountants.

24	Powers of Attorney of certain directors and officers of Alcoa.